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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-C

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                         INTERSTATE HOTELS CORPORATION
                       (Name of Subject Company (Issuer))

                     SHANER HOTEL GROUP LIMITED PARTNERSHIP
                              (potential offeror)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   46088R108
                     (CUSIP Number of Class of Securities)

                                Lance T. Shaner
                          303 North Science Park Road
                       State College, Pennsylvania  16803
                                 (814) 234-4460
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                With a copy to:

                           Leo A. Keevican, Jr., Esq.
                               DKW Law Group, PC
                            USX Tower, 58/th/ Floor
                                600 Grant Street
                        Pittsburgh, Pennsylvania  15219
                                 (412) 355-2600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation*                               Amount of Filing Fee
--------------------------------------------------------------------------------

         Not Applicable                                       Not Applicable
--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.
                       (Continued on the following pages)

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[_]  Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:_______________________
          Form or Registration No:______________________
          Filing Party:_________________________________
          Date Filed:___________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
THE FOLLOWING PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF INTERSTATE HOTELS CORPORATION OR A SOLICITATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. WHEN SHANER HOTEL GROUP LIMITED PARTNERSHIP COMMENCES A TENDER OFFER IT WILL FILE WITH THE SEC A TENDER OFFER STATEMENT. THAT STATEMENT, AND OTHER OFFER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF INTERSTATE ARE ADVISED TO CAREFULLY READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

THE TENDER OFFER STATEMENT, AND OTHER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF INTERSTATE AT NO EXPENSE TO THEM. SHAREHOLDERS OF INTERSTATE MAY OBTAIN A FREE COPY OF SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, AND OTHER DOCUMENTS FILED BY INTERSTATE WITH THE SEC, AT THE SEC'S WEBSITE AT www.sec.gov. FREE COPIES OF SUCH OFFER DOCUMENTS, WHEN THEY BECOME AVAILABLE, MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO SHANER HOTEL GROUP LIMITED PARTNERSHIP, 1965 WADDLE ROAD, STATE COLLEGE, PENNSYLVANIA 16803, 814.234.4460.
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     Shaner Hotel Group Limited Partnership issued the following press release on March 27, 2002.

        SHANER MOVES FOR FIFTY-ONE PERCENT OF INTERSTATE'S PUBLIC STOCK
                         ---------
     Formal tender offer launched after Interstate scorns Shaner proposals

     PITTSBURGH - March 27, 2002 - Shaner Hotel Group (SHG) today announced it is initiating an all-cash tender offer for 2,472,822 shares of Class A common stock of Interstate Hotels (NASDAQ: IHCO). Shaner, headquartered in State College, Pa., currently holds approximately 326,000 Class A shares, a 5.94 percent stake in Interstate. The tender offer is for about 45 percent of the Class A common stock and would result in Shaner owning approximately 51 percent. Shaner has been attempting amicable negotiations with Interstate since January.

     Shaner is offering $3 per share. Interstate closed yesterday, March 26, at $2.14. Shaner has sufficient cash for the offer, which is not contingent on financing.

     Pittsburgh-based Interstate is one of the largest independent hotel-management companies in the United States. The Interstate and Shaner hotel
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management contracts that may be combined after the deal would represent more than 150 properties and about 32,000 rooms in nearly all 50 states and several international destinations.

     "We are making this tender offer because we believe in the viability of owning and operating hotels and motels," said Lance Shaner, chairman and CEO of Shaner Hotel Group. "The acquisition of the common stock is a first step. Shaner Hotel Group's ultimate goal is to restructure management and combine the businesses to provide synergies and operating efficiencies that will boost the long-term value of the company for its shareholders."

     The offer includes some standard conditions, including a minimum of 2,472,822 shares of Class A common stock required for the tender; and that Interstate's "poison pill" provision, which would dilute shares and prevent the Shaner majority, must not be triggered by the transaction.

     "We are hoping that Interstate's Board of Directors will waive the poison pill provision, so that shareholders are not blocked from realizing the value of their investments," said Shaner.

     The expiration date of the tender offer is 5 p.m. Pittsburgh time on May 7, 2002 unless Shaner offers an extension. In this transaction, Shaner will not purchase more than the 2,472,822 shares required to complete the acquisition.

     On February 13, Interstate Hotels Corporation announced a fourth-quarter loss of $3.1 million and a loss of $8 million for 2001. Interstate has not posted a winning quarter or paid a common stock dividend for several years. Since January 2002, Shaner Hotel Group has submitted three different restructuring and acquisition proposals, including an all-cash offer earlier in March, to acquire Interstate and reset a course for profitability and shareholder value.
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Interstate Blocked Shaner Plan from Shareholders

     Interstate Chairman and CEO Thomas F. Hewitt has refused to meet with Shaner for the past six weeks, and all Shaner's proposals have been rejected. Shaner first attempted to buy struggling Interstate in October 2000, when Interstate instead ratified a $25 million credit line from Lehman Brothers Holdings Inc. Shaner contends the Lehman deal has not boosted Interstate's position, as evidenced by Interstate's subsequent financial performance.

     Interstate has refused to provide Shaner, one of its largest shareholders, with a list of other shareholders, prohibiting Shaner from communicating its offer directly to Interstate investors.

     Stockholders are encouraged to read the tender offer statement when it's available as it contains important information affecting their holdings. The tender offer statement and other documents filed by Shaner with the Securities and Exchange Commission will be available on the Commission's Web site (www.sec.gov) soon.

About Shaner Hotel Group

     The Shaner Hotel Group (SHG), with over $260 million in assets, is a privately held fully integrated hotel company that specializes in the acquisition, refurbishment, repositioning, development and long-term ownership of full-service hotels. SHG also has extensive limited-service and extended-stay experience. The company owns 22 hotels, representing 10 different hotel brands in 15 states. Formed in 1983, SHG is headquartered in State College, Pa.

     This press release may contain information that could constitute forward-looking statements made within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed
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within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Security and Exchange Commission filings.